Exhibit 99.1

PRESS RELEASE	May 16, 2012

Summary of Annual General Meeting of Shareholders

AEGON N.V.’s Annual General Meeting of Shareholders (AGM) on May 16, 2012, adopted all resolutions on the agenda, including adoption of the Annual Accounts of AEGON N.V. for the 2011 financial year. The members of the Executive Board and the Supervisory Board were released from liability for their duties.

Shareholders approved the final dividend for 2011 of EUR 0.10 per common share related to the second half of 2011. The final dividend will be paid entirely in cash or entirely in stock at the election of the shareholder. The stock fraction for the final dividend in common shares will be determined by the Executive Board, based upon the average price of AEGON shares as quoted on the Euronext Amsterdam Stock Exchange, calculated over the five trading days from June 4 up to and including June 8, 2012. The value of the stock dividend will be approximately equal to the cash dividend.

Moreover, the shareholders reappointed Mr. Irving Bailey, Mr. Rob Routs, Mr. Ben van der Veer and Mr. Dirk Verbeek as members of the Supervisory Board for another term of four years as of May 16, 2012.

The full details of the resolutions approved during the AGM and further information on the final dividend of 2011 may be found in the “2012 AGM” section on AEGON’s corporate website www.aegon.com.

About AEGON

As an international life insurance, pension and asset management company based in

The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have nearly 47 million customers across the globe.

Contact information Media relations: Greg Tucker +31 (0) 70 344 8956 gcc-ir@aegon.com Investor Relations: Willem van den Berg +31 (0) 70 344 8305 ir@aegon.com www.aegon.com
Key figures - EUR	Q1 2012	Full year 2011
Underlying earnings before tax	425 billion	1.5 billion
New life sales	445 billion	1.8 billion
Gross deposits	11.0 billion	32 billion
Revenue-generating investments (end of period)	437 billion	424 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios; and
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;
-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;
o	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;
o	Consequences of a potential (partial) break-up of the euro;
o	The frequency and severity of insured loss events;
o	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;
o	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o	Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;
o	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;
o	Acts of God, acts of terrorism, acts of war and pandemics;
o	Changes in the policies of central banks and/or governments;
o	Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;
o	Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;
o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;
o	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;
o	As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
o	Customer responsiveness to both new products and distribution channels;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;
o	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;
o	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
o	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and
o	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.